UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

WNS (HOLDINGS) LIMITED

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Restricted Share Units with respect to Ordinary Shares, par value 10 pence per share,

granted pursuant to the Company’s SuperCharge Equity Incentive Program

(Title of Class of Securities)

G98196101 (Ordinary Shares)

(CUSIP Number of Class of Securities)

Gopi Krishnan

General Counsel

Gate 4, Godrej & Boyce Complex

Pirojshanagar, Vikhroli (W)

Mumbai 400 079, India

+91-22-6826-2100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person)

Copy to:

Julia A. Thompson, Esq.

Christopher M. Bezeg, Esq.

Latham & Watkins LLP

555 Eleventh Street NW, Suite 1000

Washington, D.C. 20004

(202) 637-2200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

Amendment No. 2 to Schedule TO

This Amendment No. 2 to the Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 8, 2024, as subsequently amended and supplemented by Amendment No.1 to the Tender Offer Statement on Schedule TO filed with the SEC on July 22, 2024 (as so amended and supplemented, the “Schedule TO”), by WNS (Holdings) Limited, a public company incorporated under the laws of Jersey, Channel Islands (the “Company”), relating to the offer by the Company to purchase (the “Offer”) outstanding eligible restricted share units, each representing one ordinary share, par value 10 pence per share, that were granted on August 1, 2022 pursuant to the Company’s “SuperCharge Program” and memorialized in an Award Agreement in the form filed as Exhibit (d)(2) to the Schedule TO, as amended by an amendment in the form filed as Exhibit (d)(3) to the Schedule TO, under the Company’s Third Amended and Restated WNS (Holdings) Limited 2016 Incentive Award Plan, that were outstanding at the time of the commencement of the Offer and at the expiration time of the Offer and held by employees of the Company or its subsidiaries as of the time of commencement of the Offer.

This Amendment is being filed in accordance with Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended. This Amendment is made to amend and supplement the Schedule TO to reflect the final results of the Offer. Only those items that are amended and supplemented are reported in this Amendment. Except as specifically set forth herein, the information set forth in the Schedule TO remains unchanged and this Amendment does not modify any of the information previously reported in the Schedule TO. You should read this Amendment together with the Schedule TO and its exhibits. All capitalized terms used herein have the same meanings as given in the Schedule TO.

Item 4. Terms of the Transaction.

(a)  Material Terms.

Item 4(a) of the Schedule TO is hereby amended and supplemented by adding the following information:

“The Offer expired at 5:00 p.m., New York (Eastern Daylight) Time, on August 2, 2024. A total of 80 holders of Eligible RSUs elected to tender their Eligible RSUs in the Offer. Pursuant to the terms and conditions of the Offer, an aggregate of 610,010 Eligible RSUs were validly tendered and not withdrawn. The Company has accepted for purchase and cancelled all such Eligible RSUs. Each holder who validly tendered and did not withdraw Eligible RSUs pursuant to the Offer will receive a cash payment of $0.01 per Eligible RSU tendered. The Company will promptly make such cash payments in the aggregate amount of $6100.10 subject to the terms and conditions of the Offer.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 5, 2024	WNS (HOLDINGS) LIMITED

	By:	/s/ Gopi Krishnan
Name: Gopi Krishnan
Title: General Counsel

EXHIBIT INDEX

Exhibit Number	Exhibit Description

(a)(1)(A)*	Offer to Purchase Eligible Restricted Share Units, dated July 8, 2024

(a)(1)(B)*	Form of Terms of Election

(a)(1)(C)*	Form of Announcement Email

(a)(1)(D)*	Form of Reminder Email

(a)(1)(E)*	Form of Email Confirmation

(a)(1)(F)*	Screen Shots of Offer Website

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)	Not applicable

(b)	Not applicable

(c)	Not applicable

(d)(1)*	Form of the Third Amended and Restated WNS (Holdings) Limited 2016 Incentive Award Plan (incorporated herein by reference to Exhibit 99.1 of WNS (Holdings) Limited’s Report on Form 6-K (File No. 001-32945), as furnished to the SEC on July 16, 2021)

(d)(2)*	Form of Restricted Share Unit Award Agreement (Eligible RSUs), dated as of August 1, 2022

(d)(3)*	Form of Amendment No. 1 to Restricted Share Unit Award Agreement (Eligible RSUs), dated as of November 1, 2022

(e)	Not applicable

(g)	Not applicable

(h)	Not applicable

107*	Filing Fee Table

*	Previously filed on July 8, 2024 as an exhibit to the Schedule TO